Exhibit 1.1

Consolidated Company’s Bylaws

AMENDED AND RESTATED COMPANY’S BYLAWS

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly Held Corporation

CNPJ No. 07.628.528/0001-59

NIRE No. 35.300.326.237

CHAPTER I

NAME, HEAD OFFICES, OBJECT AND DURATION

Article 1 – BrasilAgro – Companhia Brasileira de Propriedades Agrícolas is a corporation governed by the present Bylaws and by the legislation applicable (the “Company”).

Article 2 – The Company has its head offices and jurisdiction in the City of Sao Paulo, State of Sao Paulo, at Avenida Brigadeiro Faria Lima, 1309, 5th floor, Postal Code: 01452-002.

Article 3 – The Company has as object:

I.	the exploration of the agricultural, livestock and forestry activity of any kind and nature and provision of directly or indirectly related services;

II.	purchase, sale and/or lease of properties, lands, buildings, and real estate in rural and/or urban areas;

III.	the import and export of agricultural products and inputs and those related to livestock;

IV.	the intermediation in operations of real estate nature of any kind;

V.	the interest, as member, in other companies, simple or business and enterprises;

VI.	commercial of any kind, in Brazil and/or abroad, directly, or indirectly related to the objectives herein described; and

VII.	the administration of its own assets and third parties.

Article 4 – With the entrance of the Company in the special listing segment named Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão (“Novo Mercado” and “B3”, respectively) it subjects the Company, its shareholders, including controlling shareholders, administrators and members of the Supervisory Board, when installed, to the provisions of the Regulation of Novo Mercado of B3 (“Novo Mercado Regulation”).

Article 5 – The duration of the Company is undetermined.

CHAPTER II

CAPITAL STOCK

Article 6 – The Company’s capital stock, totally subscribed and paid-in, is R$ 1,587,984,600.71 (one billion, five hundred eighty-seven million, nine hundred eighty-four thousand, six hundred reais and seventy-one cents) divided into 102,377,008 (one hundred two million three hundred seventy-seven thousand and eight) common, nominative and with no par value shares.

Article 7 – The Company is authorized to increase its capital stock up to the limit of R$ 3,000,000,000.00 (three billion reais) regardless of reform the Bylaws, under article 168 of Law No. 6404 of 15th of December of 1976, as amended (“Corporations Law”).

1st Paragraph – Within the limits authorized in this Article, the Company may, upon resolution of the Board of Directors, increase the capital stock by means of issuance of shares, stock- convertible debenture and stock warrants. The Board of Director will determine the issuance conditions including price and payment term.

2nd Paragraph – Within the limit of the authorized capital and in accordance with the plans approved by the Shareholders’ Meeting, the Board of Directors may grant stock purchase or subscription option to its administrators and employees, as well as to the administrators and employees of other companies that are controlled, directly or indirectly, by the Company, without preemption right to the shareholders.

3rd Paragraph – It is forbidden to the Company to issue preferred shares and profit-sharing bonds.

Article 8 – The capital stock will be represented exclusively by common shares and each common share shall be entitled to one vote in the resolutions of the Shareholders’ Meeting.

Article 9 – At the discretion of the Board of Directors, the preemption right can be excluded or reduced in the issuances of the shares, debenture stock and stock warrants, which placement is made upon sale in stock exchange or by public subscription, or even upon exchange of shares in public offer of control acquisition, under the terms set forth by law, within the limit of the capital authorized.

CHAPTER III

SHAREHOLDERS’ MEETING

Article 10 – The Shareholders’ Meeting shall meet ordinarily once a year and extra-ordinarily when called under the terms of the Corporations Law or this Bylaws.

1st Paragraph – The resolutions of the Shareholders’ Meeting shall be taken by absolute majority of votes present, not being included the blank votes, except the special hypothesis provided by law and this Bylaws.

2nd Paragraph – The Shareholders’ Meeting can only take resolutions on matters of the agenda, included in the respective Call Notice, unless for the exceptions provided by the Corporations Law.

3rd Paragraph – In the Shareholders’ Meeting, the shareholders shall present, preferably with at least 2 (two) days in advance, the documents that prove their identity, ownership of the shares of the Company and, as the case may be, their representation

4th Paragraph – The shareholder may be represented in the Shareholders’ Meeting by proxy appointed less than 1 (one) year, whether he may be a shareholder, administrator of the Company, lawyer, financial institution, or manager of investment fund that represents the joint owners.

5th Paragraph – The minutes of the Meeting may be drawn up as summary of the facts occurred, including the summarized indication of the sense of vote of the shareholders present, of the blank votes and abstentions; and, by resolution of the shareholders that represent the majority of shares with voting right present at the Meeting, published with omission of signatures.

Article 11 – The Shareholders’ Meeting shall be installed and chaired by the Chairman of the Board of Directors or, in his absence, installed and chaired by other Director, Officer or shareholder indicated in writing by the Chairman of the Board of Directors. The Chairman of the Shareholders’ Meeting shall indicate up to 2 (two) Secretaries.

Article 12 – It is attributable to the Shareholders’ Meeting, in addition to the attributions provided by law to:

I.	elect and remove the members of the Board of Directors;

II.	fix the annual global compensation of the members of the Board of Directors and the Executive Committee, as well as the members of the Supervisory Board;

III.	assign bonus in stock and decide on eventual groupings and splits of shares;

IV.	approve plans of stock purchase or subscription option to its administrators and employees, as well as the administrators and employees of other companies that are controlled, directly or indirectly, by the Company;

V.	deliberate, in accordance with the proposal presented by the administration on the destination of the income of the year and the distribution of dividends;

VI.	elect the liquidator, as well as the Supervisory Board, that shall operate in the liquidation period;

VII.	deliberate the cancelling of the registration of publicly held company before the CVM;

VIII.	deliberation on the issuance of shares, debenture stock and stock warrant in amount higher than the authorized capital;

IX.	deliberate on the entering of transactions with related parties, the alienation, or the contribution of assets, to other company in case the amount of the operation corresponds to more than 50% (fifty per cent) of the value of the Company’s total assets included in the last balance sheet approved; and

X.	approve eventual filing for bankruptcy, in or out of court reorganization.

Article 13 – The shareholders’ meeting may also be convened to waive the realization of public acquisition offer (“OPA”) to exit the Novo Mercado, which shall be installed in first call with the presence of the shareholders that represent, at least, 2/3 (two thirds) of the total Outstanding Shares. In case the referred quorum is not reached, the shareholders’ meeting may be installed in second call with the presence of any number of shareholders owning of Outstanding Shares. The deliberation on the exemption of the realization of the OPA must occur by the majority of the votes of the shareholders owning Outstanding Shares present in the shareholders’ meeting, as provided in the Regulation of the Novo Mercado.

Sole Paragraph – For purposes of this Bylaws, “Outstanding Shares” mean all shares issued by the Company, except for shares held by the controlling shareholder, by persons linked to the latter, by administrators of the Company and the treasury stock.

CHAPTER IV

ADMINISTRATION BODIES

Section I – Provisions Common to the Administration Bodies

Article 14 – The Company shall be administrated by the Board of Directors and by the Executive Committee.

1st Paragraph – The Members of the Board of Directors and the Officers shall take office upon: (i) signature of the term of investiture drawn in the proper book, which shall contemplate its submission to the arbitration clause provided by Article 53 of this Bylaws; and (ii) compliance with the legal requirements applicable.

2nd Paragraph – The members of the Board of Directors and the Officers shall remain in their offices until the investiture of their substitutes, except if otherwise decided by the Shareholders’ Meeting or by the Board of Directors, as the case may be.

3rd Paragraph – The offices of Chairman of the Board of Directors and the Chief Executive Office or main executive of the Company cannot be accumulated by the same person, except in case of vacancy, observing the terms of the Regulation of the Novo Mercado.

Article 15 – The Shareholders’ Meeting shall fix the annual global compensation for distribution between the administrators, and it shall be attributable to the Board of Directors to make the distribution of the allowance individually, after taking into consideration the opinion of the Compensation Committee.

Article 16 – Any of the administration bodies meets validly with the presence of the majority of their members and deliberates by the vote of the absolute majority of the attendees, except for the provision of the Article 22 of this Bylaws.

Sole Paragraph – It shall be required the previous calling for meetings of the administration bodies, under the terms of this Bylaws. It is only waived the previous calling of the meeting as a condition for its validity if all members are present. The member of the administration body that cannot attend the meeting physically or by any means, as provided in this Bylaws, shall also be considered present and may cast vote, if he so desires, in case he sends written communication to the Chairman of the respective body and/or the secretary of the meeting, containing vote direction to be cast in his name in the meeting, in such case that the vote can only be counted in case it is cast under the terms of written communication sent by the member at issue.

Section II – Board of Directors

Article 17 – The Board of Directors shall be comprised by, at minimum, 5 (five) and, maximum, 9 (nine) members, all elected and removable by the Shareholders’ Meeting, with unified term of office of 2 (two) years, reelection allowed.

1st Paragraph – Out of the members of the board of directors, at least 2 (two) or 20% (twenty per cent), whatever is higher, shall be Independent Directors, observing the definition of the Regulation of the Novo Mercado, and the characterization of the persons assigned to the Board of Directors as Independent Directors must be deliberated in the Shareholders’ Meeting that elects them.

2nd Paragraph – When, as a result of the failure in observing the percentage referred in the paragraph above, results a fractional number, it shall be proceeded to the rounding to the integer number immediately higher, under the terms of the Regulation of the Novo Mercado.

3rd Paragraph – In the Shareholders’ Meeting, the shareholders shall deliberate the effective number of members of the Board of Directors.

4th Paragraph – The member of the Board of Directors must have sound reputation, not being able to be elected, except waiver by the Shareholders’ Meeting, whoever (i) occupies positions in companies that may be considered competitor of the Company; or (ii) represent conflicting interest with the Company.

5th Paragraph – The Board of Directors, for better performance of its functions, shall count on the advice of the Compensation Committee, Executive Committee, Audit Committee and other committees that may be created by deliberation of the Board of Directors itself. The Committees shall always work with the purpose to advise the Board of Directors, without any decision-making power binding thereof. The Committees shall be integrated by persons assigned by the Board of Directors among the members of the administration and/or other persons connected, directly or indirectly, to the Company, and it shall ever have odd number of members.

6th Paragraph – The members of the Board of Directors in exercise will be automatically considered indicated for reelection by joint proposal of the members of the Board of Directors. In case the multiple voting process has not been requested, the members of the Board of Directors shall deliberate by absolute majority of the attendees to propose the name of the substitute candidates for the place of any Director in exercise that refuses reelection, to the extent that such indication is needed to comprise a complete slate of candidates for the positions in the Board of Directors, observing the provision of Article 18 below. In case the multiple voting process has been requested, each member of the Board of Directors in exercise shall be considered a candidate to reelection to the Board of Directors and it shall not be indicated alternate candidates for the position of any Director in exercise who refuses reelection.

7th Paragraph – In case the Company receives request in writing from shareholders that wish to request the adoption of the multiple voting process, under Article 141, 1st Paragraph of Corporations Law, the Company shall disclose the receipt and contents of such request: (i) immediately, by electronic means, to the CVM and to B3; and (ii) up to 2 (two) days from receiving the request, computed only the days when newspapers ordinarily used by the Company circulate, upon publication of notice to the shareholders.

8th Paragraph – In case any shareholder wishes to indicate one or more representatives to comprise the Board of Directors that are not members in its most recent composition, such shareholder shall notify the Company in writing, preferably 5 (five) days in advance regarding the Shareholders’ Meeting that will elect the Directors, including the information of the candidate required by the regulation applicable, including name, qualification and professional resumé. In case it receives an indication from one or more candidates to Directors, the Company shall disclose the receipt and contents of the indication, by electronic means, via notice to the shareholders.

Article 18 – In the election of the members of the Board of Directors, if the multiple voting process has not been requested under the law, the Shareholders’ Meeting shall vote by means of slates previously registered in the board, which shall ensure to the shareholders who hold, individually or in block, 15% (fifteen per cent) or more of the common shares of the Company, being certain that such percentage may be reduced in accordance with the understanding and/or regulation of CVM in separate voting, the right to elect a member. The board cannot accept the registration of any slate in violation to the provision of this Article.

Article 19 – The Board of Directors shall have 1 (one) Chairman and 1 (one) Vice-Chairman, who shall be elected by the absolute majority of the attendees, in meeting of the Board of Directors that occurs after such members take office, or whenever a resignation or vacancy in those position occurs. The Vice-Chairman shall exercise the functions of Chairman in his absences, regardless of any formality. In case of absence of the Chairman and Vice-Chairman, the duties of the Chairman shall be exercised by another member of the Board of Directors indicated by the Chairman.

Sole Paragraph – The Chairman or Vice-Chairman of the Board of Directors shall call and chair the meetings of the body and the Shareholders’ Meetings, except for, in case of the Shareholders’ Meetings, the hypothesis that indicate in writing another Director, Officer or shareholder to chair the works.

Article 20 – The Board of Directors shall meet ordinarily, 6 (six) times per year and, extraordinarily, whenever called by the Chairman or by the majority of its members. The meetings of the Board shall be held by telephone conference, video conference or by any other communication means that enables the identification of the member and the simultaneous communication with all other persons present to the meeting.

1st Paragraph – The callings for the meeting shall be made by written communication delivered to each member of the Board of Directors with minimum 5 (five) business days in advance, which shall contain the agenda, date, time and place of the meeting.

2nd Paragraph – All deliberations of the Board of Directors shall be recorded in minutes drawn up in the respective book of the Board and signed by the directors present.

Article 21 – It is attributable to the Board of Directors, in addition to other attributions that may be assigned by law or by the Bylaws to:

I.	fix the general direction of the Company’s business;

II.	elect and remove the Company’s Officers;

III.	assign to each Officer his respective duties, including assigning the Investor Relations Officer, observing the provision in this Bylaws;

IV.	deliberate on the calling of the Shareholders’ Meeting, when it deems convenient, or in case of Article 132 of the Corporations Law;

V.	oversee the management of the Officers, examining at any time the books and papers of the Company and requesting information on contracts entered or about to be entered and any other acts;

VI.	chose and remove the independent auditors, considering the recommendations of the Audit Committee or Supervisory Board, as applicable.

VII.	call the independent auditors to provide the clarifications it deems necessary on any matter;

VIII.	appreciate the Management’s Report and the accounts of the Executive Committee on their submission to the Shareholders’ Meeting;

IX.	approve the annual and multi-annual budgets, the strategic plans, the expansion projects, and investment schedule, as well as accompany their execution;

X.	previously manifest on any matter to be submitted to the Shareholders’ Meeting;

XI.	authorize the issuance of shares, stock-convertible debenture and stock warrant of the Company, within the limits authorized in Article 7 of this Bylaws, fixing the conditions of issuance, including price and term of payment, being able, further, to exclude the preemption right or reduce the term for its exercise in the issuance of shares, debenture stock and stock warrants, which placement is made upon sale in stock exchange or public subscription or public offer of control acquisition, under the terms set forth in law, observing the sole paragraph of Article 9;

XII.	deliberate on the acquisition by the Company of shares of its own issuance, to maintain them in treasury and/or later cancellation or alienation;

XIII.	grant stock purchase or subscription option to its administrators and employees, as well as to the administrators and employees of other companies that may be controlled, directly or indirectly, by the Company, without preemption right to the shareholders under the terms of the plans approved by the Shareholders’ Meeting, after considering the opinion of the Compensation Committee;

XIV.	establish the amount of the participation in the profits of Officers and employees of the Company, after considering the opinion of the Compensation Committee;

XV.	the distribution among the Officers, individually, of the part of the global annual compensation of the administrators fixed by the Shareholders’ Meeting after considering the opinion of the Compensation Committee;

XVI.	the approval, after considering the opinion of the Compensation Committee, of any contract to be entered between the Company and any Officer that contemplates the payment of values, including the payment of values under indemnification, in view (i) of the voluntary or involuntary termination of the Officer; (ii) change of control; or (iii) any other event;

XVII.	deliberate on the issuance of simple debentures, not convertible into stock, and without asset-backed guarantee;

XVIII.	authorize the Company to provide guarantees and third party’s obligations;

XIX.	establish the competence of the Executive Committee for the issuance of any credit instrument for funding of resources, whether bonds, notes, commercial papers or others of common use in the market, deliberating, further, on their conditions of issuance and redemption, being able to, in the cases it defines, to require the previous authorization of the Board of Directors as a validity condition of the act;

XX.	approve the contracting of the institution that provides services of shares record keeping;

XXI.	provide, observing the norms of this Bylaws and legislation in force, on the order of its works and adopt or edit regulation norms for its operation;

XXII.	decide on the payment or credit of interests on shareholders’ equity to the shareholders, under the terms of the legislation applicable;

XXIII.	approve that the Executive Committee or any other subsidiary of the Company proceeds to the alienation or encumbrance of real estate assets and/or fixed assets, the acquisition of real estate assets and/or to the fixed assets and the assumption of other financial commitments associated with projects in which the Company or the subsidiary intends to invest, whenever the amount of the assets alienated, encumbered or acquired of the financial commitments assumed exceeds R$ 10,000,000.00 (ten million reais) considered individually or jointly, within the period of 1 (one) year;

XXIV.	approve that the Executive Committee proceeds to the borrowing of loans and other financings whenever that in view of such loans and other financings, the value of the principal amount of all loans and financings outstanding of the Company exceeds R$ 10,000,000.00 (ten million reais), considered individually or jointly;

XXV.	authorize the preparation of the financial statements and the distribution of dividends or interests on shareholders’ equity in periods equal to, or lower than, 6 (six) months, to the account of income calculated in these financial statements or to the account of accumulated profits or profit reserves existing in the last balance sheet, annual or semi-annual, as provided by this Bylaws and the legislation applicable;

XXVI.	authorize the Executive Committee to carry out the creation and suppression of subsidiary and the interest of the Company in the equity of other companies, in the country or abroad, authorize changes to by-laws and corporate reorganizations in the subsidiaries, filings of in or out of court reorganization or bankruptcy thereof;

XXVII.	authorize the Executive Committee to grant mandate and signature of powers of attorney in name of the Company;

XXVIII.	approve the by-laws, when applicable, and the following regulation acts of the company: (a) code of conduct; (b) compensation policy; (c) policy of indication and filling of vacancy of positions of the board of directors, advisory committees, and statutory executive committee; (d) risk management policy; (e) policy of transactions with related parties; and (f) securities trading policies;

XXIX.	approve the budget of the internal audit area, and other advisory committees, if and when installed;

XXX.	prepare and disclose a reasoned opinion manifesting favorably or unfavorably on any OPA that may have as object the Company’s issued shares, disclosed up to 15 (fifteen) days from the publication of the OPA notice, where it shall manifest, at least: (i) on the convenience and opportunity of the OPA as to the interest of the Company and the set of shareholders, including regarding the price and potential impacts to the liquidity of the securities of its ownership; (ii) the strategic plans disclosed by the offeror regarding the Company; (iii) regarding the alternatives to the acceptance of the OPA available in the market, as well as the information required by the rules applicable set forth by the CVM; and

XXXI.	elect the members and the respective coordinators of the of the Audit Committee, Compensation Committee, Executive Committee, and other advisory committees non-statutory, if any;

1st Paragraph – The members of the Board of Directors that are Officers shall refrain from voting in the matters provided by items VIII, XIV and XV of this Article 21.

2nd Paragraph – The Company shall not grant financings or guarantees for its Directors or Officers, except if in the scope of the stock option purchase plan or stock long term incentive plan.

Article 22 – It is necessary the approval of majority of all members of two thirds of the members of the Board of Directors for deliberation on the matters indicated below, except for those included in items VI and VII, for which it is necessary the approval of the qualified majority of three fourths of the members of the Board of Directors:

I.	proposal of repurchase, redemption, reimbursement, or amortization of shares;

II.	proposal of creation of issuance of stock warrants or instrument convertible into stock issued by the Company;

III.	proposal of incorporation of the Company into another, incorporation of another company by the Company, incorporation of shares involving the Company, its merger or spin-off;

IV.	proposal of liquidation, dissolution or extinction of the Company or cessation of the Company’s liquidation status;

V.	proposal of participation of the Company in group of companies;

VI.	proposal of change of the Company’s corporate object; and

Section III – Compensation Committee

Article 23 – The Compensation Committee shall be comprised by 3 (three) members, appointed and removable by the Board of Directors. The members shall be chosen among the members of the Board of Directors, which shall be independent regarding the Executive Committee and cannot be Officers, spouses of Officers or relatives of Officers up to the third degree. The Compensation Committee will exercise the advisory functions in compliance with its by-laws and shall assist the Board of Directors in establishing the terms of the compensation and other benefits and payments to be received at any title from the Company by Officers and Directors. It is attributable to the Compensation Committee to:

I.	submit to the Board of Directors proposal of distribution of the annual global compensation among the Officers and Directors;

II.	give opinion on the granting of stock option purchase or subscription to the administrators and employees of the Company;

III.	give opinion on the participation of the Officers and employees of the Company in the profits;

IV.	give opinion on any contract to be entered between the Company and any Officer that contemplates the payment of amounts in view of voluntary or involuntary termination of the Officer, change of Control (as defined in Article 42 of the Bylaws) or any other similar event, including the payment of amounts as indemnification.

Section IV – Executive Committee

Article 24 – The Board of Directors shall elect, among its members, at least, 3 (three) Directors that shall comprise the Executive Committee. The Executive Committee shall exercise the advisory functions in compliance with its by-laws and shall assist the Board of Directors in its function of oversight body, giving opinion or reviewing, from time to time, certain matters of the Company, strategic and/or of financial nature. It is attributable to the Executive Committee to:

I.	give opinion on:

(a)	the Company’s business plans;

(b)	the annual and multi-annual budgets, strategic plans, the expansion projects and the investment programs, as well as to accompany their respective executions; and

(c)	the realization of any investment or disinvestment of capital in amount exceeding R$ 10,000,000.00 (ten million reais).

II. review and oversee, from time to time, the financial requirements required for operations that exceed R$ 10,000,000.00 (ten million reais).

Section V – Boards

Article 25 – The Board, which members shall be elected and removed at any time by the Board of Directors, shall be comprised from 2 (two) to 6 (six) Officers, being one of them the Chief Executive and the others with no specific designation, all with term of office of 1 (one) year, reelection allowed. The Board of Directors shall assign one of the Company’s Officers to the function of Investor Relations Officer.

1st Paragraph – The election of the Board shall take place up to 5 (five) business days from the date of the holding of the Annual Shareholders’ Meeting, and the investiture of the people elected may coincide with the end of the term of office of their predecessors.

2nd Paragraph – In their absences, the Chief Executive Officer shall be replaced by another Officer chosen by the Chief Executive Officer. In case of vacancy of the position of the Chief Executive Officer, upon the existence of a previously assigned successor, his substitute shall be chosen by deliberation of the Board of Directors in meeting to be called immediately by the Chairman of the Board of Directors.

3rd Paragraph – The other Officers shall be replaced, in cases of absence, by another Officer, chosen by the Chief Executive Officer. In case of vacancy in the position of Officer, the provisional substitute shall be chosen by the Chief Executive Officer who shall appoint substitute for the remaining of the term of office.

4th Paragraph – The Investor Relations Officer shall monitor the fulfillment of the obligations provided by Article 44 of this Bylaws by the shareholders of the Company and shall report to the Shareholders’ Meeting and to the Board of Directors, when requested, its conclusions, reports and diligences.

5th Paragraph – To the Officers with no specific designation is attributable to assist and support the Chief Executive Officer in the administration of the Company’s business and exercise the activities referring to the functions that may have been assigned to him/her by the Board of Directors.

Article 26 – The Board have all powers to practice the acts necessary to the regular operation of the Company and to the achievement of the corporate object, no matter how special they may be, including to alienate and encumber items of the fixed assets, waive rights, compromise, and settle, observing the relevant legal or statutory provisions. It is attributable to it to administer and manage the Company’s businesses, especially to:

I.	fulfill and make it to be fulfilled this Bylaws and the deliberations of the Board of Directors and the Shareholders’ Meeting;

II.	deliberate on the opening, closing and change of addresses of branches, agencies, warehouses, offices, and any other establishments of the Company in the country or abroad;

III.	submit, annually, to the appreciation of the Board of Directors, the Management’s Report, and the accounts of the Board, accompanied by the report of the independent auditors, as well as the proposal of destination of the profits calculated in the previous year;

IV.	prepare and propose, to the Board of Directors, the annual and multi-annual budgets, the strategic plans, the expansion projects, and the investment programs;

V.	approve the creation and suppression of subsidiary and the participation of the Company in the equity of other companies, in the country or abroad, observing the previous manifest of the Board of Directors;

VI.	approve the alienation or encumbrance of real estate assets and/or fixed assets, the acquisition of real estate assets and/or the fixed assets and the assumption of other financial commitments associated to projects where the Company intends to invest, under the condition that the Board of Directors has approved such contracting, whenever the amount of the assets alienated, encumbered or acquired or the financial commitments assumed exceeds R$ 10,000,000.00 (ten million reais), considered individually or jointly.

VII.	contract loans and other financings, under the condition that the Board of Directors has approved such contracting whenever that, in view of taking such loans or other financings, the principal amount of all loans and financings outstanding of the Company exceeds R$ 10,000,000.00 (ten million reais), considered individually or jointly.

VIII.	alienate real estate assets, other real rights or grant real right in guarantee of loans; and

IX.	decide on any matter that may not be the private competence of the Shareholders’ Meeting or the Board of Directors.

Article 27 – It is attributable to the Chief Executive Officer, in addition to coordinating the action of the Officers and direct the execution of the activities related to the Company’s general planning, to:

I.	call the meetings of the Board, in writing and at least 5 (five) business days in advance and preside them;

II.	keep the members of the Board of Directors informed on the activities of the Company and the progress of its operations;

III.	propose, with no exclusivity of initiative, to the Board of Directors, the attribution of functions to each Officer at the time of his respective election;

IV.	exercise other attributions that may be assigned by the Board of Directors;

V.	indicate the substitute of the other Officers, in case of absence; and

VI.	indicate the provisional substitute of the other Officers in cases of vacancy, observing the provision of the 3rd Paragraph of Article 25 of this Bylaws.

Article 28 – As a general rule and except for the cases object of the subsequent Paragraphs, the Company shall be represented by 2 (two) members of the Officers, or even by 1 (one) member of the Officer and 1 (one) proxy, or by 2 (two) proxies, in the limit of the respective mandates.

1st Paragraph – The acts for which the present Bylaws requires previous authorization from the Board of Directors shall only be practiced if such condition is met.

2nd Paragraph – The Company may only be represented by only 1 (one) Officer and 1 (one) proxy in the following cases:

(a)	when the act to be practiced imposes singular representation, it shall be represented by any Officer or proxy with special powers;

(b)	when it contracts service providers or employees; and

(c)	when it receives and gives discharge of amounts due to the Company, issue and negotiate, including endorsing and discounting, receivables related to its sales, as well as in cases of correspondence that does not create obligations to the Company and the practice of acts of simple administrative routine, including those practiced before public offices, government controlled companies, Department of Federal Revenue, State Department of Finance, Municipal Departments of Finance, Boards of Trade, all judicial offices, in any level, INSS, FGTS, and its collecting banks and others of identical nature.

3rd Paragraph – The Board of Directors may authorize the practice of other acts that bind the Company by only one of the members of the Officers or one proxy or, further, by the adoption of criteria of competence limitation, restrict, in certain cases, the representation of the Company to only one Officer or one proxy.

4th Paragraph – In the appointment of proxies, the following rules shall be observed:

(a)	all powers of attorney shall be granted by the Chief Executive Officer, or its substitute, together with any other Officer;

(b)	the granting of any mandate shall be conditioned upon the previous authorization of the Board of Directors; and

(c)	the instruments of mandate shall specify the extension of the powers granted, as well as the term of the mandate, except when it is an ad judicia mandate, which can have undetermined term.

5th Paragraph – The Company cannot be represented exclusively by proxies in the alienation of real estate assets, in the assignment of real rights, nor in the granting of real right in guarantee to loans, only if jointly with a Company’s Officer.

6th Paragraph – It shall not be valid nor shall bind the Company the acts practiced in disagreement with the provision of this Article.

CHAPTER V

SUPERVISORY BOARD

Article 29 – The Supervisory Board will work in a non-permanent manner, being installed, only when it is so decided by the Shareholders’ Meeting, always obeying the provisions of the law applicable, the present Bylaws and the By-Laws of the Supervisory Board.

Sole Paragraph – The compensation of the members of the Supervisory Board shall be fixed by the Annual Shareholders’ Meeting that elects them, observing the 3rd Paragraph of Article 162 of the Corporations Law.

Article 30 – The Supervisory Board shall be comprised by 3 (three) to 5 (five) effective members and substitutes in equal number, shareholders or not, elected, and removable at any time by the Shareholders’ Meeting. In case there is controlling shareholder(s) or group of controlling shareholder(s), it is applied the provision of the § 4th of Article 161 of the Corporations Law and, in case there is no controlling shareholder(s) or group of controlling shareholder(s), must be observed the rules of the 1st, 2nd and 3rd Paragraphs of this Article.

1st Paragraph – The shareholder or the group of shareholders that, individually or jointly, are holders of shares that represent 10% (ten per cent) or more of the capital stock shall be entitled to elect, in separate voting, 1 (one) member and respective substitute.

2nd Paragraph – Equal right shall have the shareholder or group of shareholders different from that elected one member according to the 1st Paragraph of this Article, observing the same rules and conditions of election, including the minimum percentage of representation of 10% (ten per cent).

3rd Paragraph – All shareholders of the Company, excluding those that elected members to the Supervisory Board under Paragraphs 1st or 2nd of this Article, may elect the effective and substitute members that, in any case, shall be in number equal to that of the elected under the terms of the 1st and 2nd Paragraphs of this Article, plus 1 (one).

4th Paragraph – The members of the Supervisory Board shall have the unified term of office of 1 (one) year, and they may be reelected.

5th Paragraph – The members of the Supervisory Board, in its first meeting, shall elect its Chairman.

6th Paragraph – The investiture of the members of the Supervisory Board shall be conditioned upon the previous subscription of the term of investiture which shall contemplate its submission to the arbitration clause provided by Article 53 of this Bylaws, as well as the legal requirements applicable.

Article 31 – When installed, the Supervisory Board shall meet, under the law, whenever necessary and analyze, at least quarterly, the financial statements and information.

1st Paragraph – Regardless of any formality, it shall be considered regularly called the meeting to which the totality of the members of the Supervisory Board attends.

2nd Paragraph – The Supervisory Board manifests for absolute majority of votes, present the majority of its members.

3rd Paragraph – The members of the Supervisory Board may be replaced, in their absences and impediments, by the respective substitute.

Article 32 – Upon vacancy of the position of member of the Supervisory Board, the respective substitute shall occupy his place; in case of no substitute, the Shareholders’ Meeting shall be called to proceed to the election of the member for the position vacant.

CHAPTER VI

AUDIT COMMITTEE

Article 33 – The Audit Committee is a collective advisory body directly connected to the Board of Directors of the Company, exercising its functions in compliance with the provisions of this Bylaws, its by-laws and with the regulations of the CVM and B3, applicable.

Article 34 – The Audit Committee shall operate permanently and shall be comprised by 3 (three) members, with term of office of 2 (two) years, reelection allowed, appointed and removed by the Board of Directors, and must observe the following requirements: (i) at least 2 (two) of the members must be members of the Board of Directors, (ii) at least 1 (one) must have recognized experience in corporate accounting matters and (iii) the majority are independent members, as defined by CVM Resolution No. 23, of 25th of February 2021, or the regulation that may replaces it. Having exercised mandate for any period and not being reelected, the members of the Committee shall only be able to return to integrate such body after at least 3 (three) years from the end of the term of office has elapsed. Notwithstanding, the members of the Audit Committee cannot remain in their offices for more than 10 (ten) years.

1st Paragraph – It is forbidden the participation as members of the Audit Committee, of the officers of the Company, of its Controlled Companies, of its controlling shareholders, affiliates, or companies under common control.

2nd Paragraph – The same member of the Audit Committee can accumulate both characteristics provided by the head provision.

3rd Paragraph – The members of the Audit Committee must meet the requirements provided by art. 147 of the Corporations Law.

4th Paragraph – The Audit Committee shall be coordinated by a Coordinator assigned in the act of appointment of the members of the Audit Committee.

5th Paragraph – The Audit Committee shall have its own budget approved by the Board of Directors, intended to cover expenses with its operation and with the contracting of consultants for accounting, legal or other matters, when necessary, the opinion of an independent or external expert.

6th Paragraph – The Audit Committee shall meet whenever necessary, but at least bi-monthly, in such a way that the accounting information is always appreciated before their disclosure.

7th Paragraph – It shall be respected the provision of art. 22, paragraph 3 of the Regulation of Novo Mercado.

Article 35 – It is attributable to the Audit Committee, among other matters, to:

I.	Give opinion on the contracting and removal of the independent auditor for the preparation of the independent external audit or for any other service;

II.	Oversee the activities of the independent audit in order to assess (a) its independence; (b) the quality of the services provided; and (c) the adequacy of the services provided to the needs of the Company;

III.	Assess and monitor the quality and integrity of the quarterly information, interim statements, and financial statements;

IV.	Accompany the oversee the activities of the internal audit and the area of internal control of the Company;

V.	Oversee the activities of the area of preparation of the financial statements of the Company;

VI.	Monitor the quality and the integrity: (a) of the internal control mechanisms; and (b) the information and measurements disclosed based on adjusted accounting data and on non-accounting data that add elements not predicted in the structure of the usual reports of the financial statements;

VII.	Assess and monitor the Company’s exposures to risk, including being able to request detailed information of policies and procedures related with: (a) the compensation of the administration; (b) the use of the Company’s assets; and (c) the expenses incurred in name of the Company;

VIII.	Assess, monitor, and recommend to the administration the correction or improvement of the Company’s internal policies, including the policy of transactions with related parties respecting the provision of article 31-D, item V of CVM Resolution No. 23, of 25th of February 2021, or regulation that may replace it; and

IX.	Prepare a summarized annual report, to be presented together with the financial statements, containing the description of: (a) the meetings held, their activities, the main matters discussed, the results and conclusions achieved, and the recommendations made; and (b) any situations where there is significant divergence between the Company’s administration, the independent auditors and the Audit Committee regarding the Company’s financial statements.

1st Paragraph – The Audit Committee shall have means for reception and treatment of information, including secret information, internal and external to the Company, about the non-fulfillment of legal and normative provisions applicable to the Company, in addition to by-laws and codes, with prediction of specific procedures for protection of the provider and the confidentiality of the information.

2nd Paragraph – The by-laws of the Audit Committee shall contain a forecast of its functions, as well as its operating procedures.

CHAPTER VII

PROFIT DISTRIBUTION

Article 36 – The fiscal year starts on the 1st of July and closes on the 30th of June of each year.

Sole Paragraph – At the end of each fiscal year, the Officers shall prepare the financial statements of the Company observing the relevant legal provisions.

Article 37 – Together with the financial statements of the year, the Board of Directors shall present to the Annual Shareholders’ Meeting proposal on the destination of the net income of the year, calculated after deduction of the participations referred in Article 190 of the Corporations Law and 2nd Paragraph of this Article, adjusted for purposes of calculation of dividends, under the terms of Article 202 of the same law, observing the following order of deduction:

(a)	5% (five per cent), minimum, to the legal reserve until reaching 20% (twenty per cent) of the capital stock. In the year that the balance of legal reserve added by the amounts of the capital reserves exceeds 30% (thirty per cent) of the capital stock, it shall not mandatory the destination of part of the net income of the year to the legal reserve;

(b)	part necessary to the payment of a mandatory dividend shall not be lower than, each year, 25% (twenty-five per cent) of the adjusted annual net income, as provided by Article 202 of the Corporations Law; and

(c)	the remaining portion of the adjusted net income may be destined to the Reserve for Investment and Expansion provided by Article 196 of the Corporations Law. The amounts recorded in this Reserve may be used as support for acquisition by the Company of shares of its issuance, under the terms of the program of repurchase of shares approved by the Board of Directors.

1st Paragraph – The balance of the profit reserves, except for the reserves of unrealized profits and the reserves for contingencies, cannot surpass the amount of the capital stock. Once such maximum limit is reached, the Shareholders’ Meeting may deliberate on the application of the excess in the payment, in the increase of capital stock or distribution of dividends.

2nd Paragraph – The Shareholders’ Meeting may assign to the members of the Board of Directors and the Officers a participation in the profits, after deducted the accumulated losses and the provision for income tax and social contribution, in the legal cases, form and limits.

Article 38 – By proposal of the Board, approved by the Board of Directors, ad referendum of the Annual Shareholders’ Meeting, the Company may pay or credit interests to the shareholders, as compensation of the shareholders’ equity of the latter, observing the legislation applicable. The eventual amounts so disbursed may be imputed to the amount of the mandatory dividend provided in these Bylaws.

1st Paragraph – In case of crediting of interests to the shareholders during the fiscal year, the shareholders shall be compensated with the dividend they are entitled, being ensured to them the payment of the eventual remaining balance. In case the amount of the dividends is lower than what has been credited to them, the Company cannot charge the shareholders for the exceeding balance.

2nd Paragraph – The effective payment of the interests on shareholders’ equity, having occurred the crediting during the fiscal year, shall take place by deliberation of the Board of Directors during the following fiscal year, but never after the dates of payment of the dividends.

Article 39 – The Company may prepare semi-annual balance sheets, or in lower periods, and declare, by deliberation of the Board of Directors:

(a)	interim dividends or interests on shareholders’ equity at the account of accumulated profits, may such amounts be imputed to the amount of the mandatory dividend (if its amounts have not yet been reached) provided that the total amount of dividends and interests on shareholders’ equity paid in each semester of the fiscal year does not exceed the amount of the capital reserves; and

(b)	interim dividends or interests on shareholders’ equity based on the balance of profit reserves, such values may be imputed to the amount of the mandatory dividend (if its amount has not yet been reached).

Article 40 – The Shareholders’ Meeting may deliberate on the capitalization of the profit or capital reserves, including those instituted in interim balance sheets, observing the legislation applicable.

Article 41 – The dividends not received or claimed shall be forfeited in the period of 3 (three) years counted from the date where they have been made available to the shareholder and shall revert in favor of the Company.

CHAPTER VIII

ALIENATION OF THE CONTROLLING INTEREST

Article 42 – For purposes of this Chapter, the terms below initiated in capital letters shall have the following meanings:

“Acquiror of Relevant Interest” means any person, including, although not limited to, any individual or legal entity, investment fund, collective investment entity, securities portfolio, universality of rights, or other form of organization, resident, with domicile or head offices in Brazil or abroad, or Group of Shareholders that acquires shares of the Company, under the terms of Article 44 of this Bylaws.

“Current Controlling Shareholders” mean the Group of Shareholders that exercises the Control of the Company at the date of publication of the announcement of beginning of the public distribution of shares, object of the application of registration filed with the CVM on 26 of October 2005, under number RJ/2005 – 07556 (“Announcement of Start”) in the scope of the initial public offering of shares made by the Company, its controlling shareholders, companies controlled and under common control.

“Control” (as well as its related terms) means the power effectively used by shareholder to direct the corporate activities and guide the operation of the bodies of the Company, directly or indirectly, de facto or de juris, regardless of the equity interest held.

“Group of Shareholders” means the group of people: (i) linked by contracts or voting agreements of any nature, whether directly or by means of companies controlled, Controlling Companies or under common Control; (ii) among which there is Controlling relationship; or (iii) under common Control.

Article 43 – The direct or indirect alienation of the Company’s Control, either by means of a unique operation, or by means of successive operations, shall be contracted under the condition that the acquiror of the control undertakes to perform the OPA having as object the shares issued by the Company of ownership of the other shareholders and holders of securities convertible into stock, observing the conditions and terms provided in the regulation in force and in the Regulation of the Novo Mercado, in such a way to ensure treatment equal that of the control transferor.

Sole Paragraph – In case the Control acquisition also subjects the Control acquiror to the obligation to perform the OPA required by Article 44 of this Bylaws, the acquisition price of the OPA shall be the higher between the prices determined in compliance with this Article 43 and the Article 44, 2nd Paragraph, of this Bylaws.

Article 44 – Any Acquiror of Material Participation that acquires or becomes the holder of shares issued by the company, in quantity equal to or higher than 20% (twenty per cent) of the total shares issued by the Company, shall, in the maximum period of 60 (sixty) days counted from the date of acquisition or the event that resulted in the ownership of the shares in quantity equal to or higher than 20% (twenty per cent) of the total shares issued by the Company, carry out an OPA of the totality of the shares issued by the Company, observing the provision in the CVM applicable regulation, notably CVM Resolution 85, the regulations of B3 and the terms of this Article, being that in case the OPA subject to registration, the period of 60 (sixty) days referred above will be considered fulfilled if in this period such registration is requested.

1st Paragraph – The OPA shall be (i) indistinctly directed to all shareholders of the Company; (ii) performed in auction to be carried out in the B3; (iii) launched by the price determined in accordance with the provision of 2nd Paragraph of this Article; and (iv) paid cash, in national legal currency, against the acquisition in the OPA of shares issued by the Company.

2nd Paragraph – The acquisition price in the OPA of each share issued by the Company cannot be lower than the higher amount between (i) the economic value calculated in appraisal report; (ii) 150% (one hundred fifty per cent) of the price of issuance of the shares in the most recent capital increase performed upon public distribution occurred in the period of 24 (twenty four) months before the date that the OPA has become mandatory under the terms of this Article, duly restated by the IPCA until the moment of payment; and (iii) 150% (one hundred per cent) of the weighted average of the average unit quotation of the shares issued by the Company during the period of 90 (ninety) days of trading before the realization of the OPA in the stock exchange that there is the larger volume of trading of shares issued by the Company.

3rd Paragraph – The realization of the OPA mentioned in the head provision of this Article shall not exclude the possibility of other shareholder of the Company, or, if the case may be, the Company itself, formulate a competing OPA, under the terms of the regulation applicable.

4th Paragraph – The Acquiror of Material Interest shall be obliged to meet eventual requests or requirements of the CVM, formulated based on the legislation applicable, related to the OPA, within the maximum periods prescribed in the regulation applicable.

5th Paragraph – In case the Acquiror of Material Interest does not fulfill the obligations imposed by this Article, including regarding the meeting of the maximum terms for the realization of the OPA, the Board of Directors of the Company shall call Special Shareholders’ Meeting where the Acquiror of Material Interest cannot vote, to deliberate on the suspension of the exercise of the rights of the Acquiror of Material Interest that has not fulfilled any obligation imposed by this Article, as provided in Article 120 of the Corporations Law, without prejudice to the responsibility of the Acquiror of Material Interest for losses and damages caused to the other shareholders as a result of the non-fulfillment of the obligations imposed by this Article.

6th Paragraph – Any Acquiror of Material Interest that acquires of becomes the owner of other rights, including usufruct or trust, on the shares issued by the Company in quantity equal to or higher than 20% (twenty per cent) of the total shares issued by the Company, shall be equally obliged to, in the maximum period of 60 (sixty) days counted from the date of such acquisition or the event that resulted in the ownership of such rights on shares in quantity equal to or higher than 20% (twenty per cent) of the total shares issued by the Company, to perform an OPA, under the terms described in this Article, being that, in case of OPA subject to registration, the period of 60 (sixty) days referred above shall be considered fulfilled if in this period such registration is requested.

7th Paragraph – The obligations included in Article 254-A of the Corporations Law and Article 43 of this Bylaws do not exclude the fulfillment by the Acquiror of Material Interest of the obligations included in this Article, except for the provision in Articles 46 and 47 of this Bylaws.

8th Paragraph – The provision of this Article does not apply in case of one person becomes owner of shares issued by the Company in quantity higher than 20% (twenty per cent) of the total shares of its issuance as a result of (i) legal succession, under the condition that the shareholders alienates the excess of shares up to 60 (sixty) days counted from the relevant event; (ii) the corporate reorganization within the economic group of the Company, including, with no limitation, the assignment and/or transfer of shares issued by the Company between controlling and controlled companies or companies under common; (iii) the incorporation of another company by the Company or the incorporation of shares of another company by the Company; or (iv) the subscription of the shares of the Company, performed in a single primary emission, that has been approved in Shareholders’ Meeting of the Company, called by the Board of Directors, and which proposal of capital increase has determined the fixing of the issuance price of the shares based on the economic value obtained as of appraisal report of the economic-financial assessment of the Company made by specialized company with proven experience in evaluation of publicly held corporations.

9th Paragraph – For purposes of calculation of the percentage of 20% (twenty per cent) of the total shares issued by the Company described in the head provision of this Article, it shall not be computed the involuntary additions of equity interest resulting from the cancelling of treasury shares or reduction of capital stock of the Company with the cancelling of shares.

10th Paragraph – In case the CVM regulation applicable to the OPA provided in this Article determines the adoption of a calculation criteria for the fixing of acquisition price of each share of the Company in the OPA that results in acquisition price higher than that determined in the terms of the 2nd Paragraph of this Article, it shall prevail in the effectiveness of the OPA provided in this Article that acquisition price calculated under the terms of the CVM regulation.

11th Paragraph – The change that limits the right of the shareholders to the realization of the OPA provided in this Article or the exclusion of this Article shall bind the shareholder(s) that has(have) voted favorable to such change or exclusion in the deliberation of the Shareholders’ Meeting to perform the OPA provided in this Article.

Article 45 – The costs of preparation of the appraisal report required shall be fully supported by the person responsible for the making of the public offer of acquisition of the shares, as the case may be.

Article 46 – It is permitted the formulation of a single OPA, aiming at more than one of the purposes provided in this Chapter, in the Regulation of the Novo Mercado or in the regulation issued by the CVM, provided that it is possible to make compatible the procedures of all modalities of OPA and there is no loss to the recipients of the offer and it is obtained the authorization of the CVM when required by the legislation applicable.

Article 47 – The Company or the shareholders responsible for the realization of the OPA provided in this Chapter, in the Regulation of the Novo Mercado or in the regulation issued by the CVM may ensure its effectiveness by means of any shareholder, third party and, as the case may be, by the Company. The Company or the shareholder, as the case may be, are nor released from the obligation to perform the OPA until it is completed with observance to the rules applicable.

Article 48 – In case of presentation of any OPA referred in this Chapter, it shall be included as object all shares eventually resulting from the exercise of stock warrants issued by the Company, observing Article 15 of the CVM Resolution 85 and the Company must ensure to the holders of the stock warrants the right to subscribe and receive the shares object of the stock warrants up to 10 (ten) days after the communication in this sense.

CHAPTER IX

EXIT FROM THE NOVO MERCADO

Article 49 – The exit of the Company from the Novo Mercado may occur, under the terms of Articles 50 and 51 below, as a result of:

I.	decision of the Company’s controlling shareholder;

II.	the non-fulfillment of the obligations of the Regulation of the Novo Mercado; and

III.	the cancelling of the registration of publicly held corporation of the Company or the conversion of category of registration with the CVM, in such case that it must be observed the provision in the legislation and regulation in force.

Article 50 – The voluntary exit from the Novo Mercado shall only be granted by B3 in case if it is preceded by OPA that observes the procedure provided in the CVM Regulation 85 for cancelling of registration of publicly held corporation and in the Regulation of the Novo Mercado.

Sole Paragraph – The voluntary exit from the Novo Mercado may occur regardless of the OPA mentioned in the head provision above in the case of exemption approved in Shareholders’ Meeting, under the terms and conditions provided in Article 13 above.

Article 51 – The application of sanction of compulsory exit from the Novo Mercado depends on the realization of OPA with the same characteristics of the OPA as a result of the voluntary exit of the Novo Mercado, as provided in Article 50 above.

Sole Paragraph – In case of not reaching the percentage of level equivalent to 1/3 (one third) of shares outstanding, after the realization of the OPA, the shares issued by the Company still shall be traded by the period of 6 (six) months in the referred segment, counted from the realization of auction of the OPA, without prejudice of application of pecuniary sanction.

CHAPTER X

CORPORATE REORGANIZATION

Article 52 – In case of corporate reorganization that involves the transfer of the Company’s shareholding basis, the resulting companies must claim the entrance in the Novo Mercado in up to 120 (one hundred twenty) days from the date of the Shareholders’ Meeting that deliberated the referred reorganization.

Sole Paragraph – In case the reorganization involves companies resulting that do not intend to claim the entrance in the Novo Mercado, the majority of the holders of the Shares Outstanding of the Company present in shareholders’ meeting shall give their consent to this structure.

CHAPTER XI

ARBITRATION COURT

Article 53 – The Company, its shareholders, administrators, members of the Supervisory Board, effective and/or substitutes, if any, undertake to resolve, by means of arbitration before the Arbitration Chamber of the Novo Mercado, according to its regulation, any and all controversy that may arise between them, related to or resulting from its condition of issuer, shareholders, administrators, and members of the supervisory board, especially, resulting from the provisions included in Law No. 6385 of the 7th of December 1976, as amended, of the Corporations Law, in this Bylaws, in the norms enacted by the National Monetary Council, by the Central Bank of Brazil and by the Securities Exchange Commission, as well as in the other norms applicable to the operation of the capital market in general in addition to those included in the Regulation of the Novo Mercado, of the other regulations of B3 and the Contract of Participation in the Novo Mercado.

CHAPTER XII

LIQUIDATION OF THE COMPANY

Article 54 – The Company shall enter in liquidation in the cases determined by law, being attributable to the Shareholders’ Meeting to elect the liquidator or liquidators, as well as the Supervisory Board that shall operate in this period, in obedience to the legal formalities.

CHAPTER XIII

FINAL AND TRANSITIONAL PROVISIONS

Article 55 – The omissions in this Bylaws shall be resolved by the Shareholders’ Meeting and regulated in accordance with the provision of the Corporations Law, respecting the Regulation of the Novo Mercado.

Article 56 – It is forbidden to the Company to grant financing or guarantees of any type to third parties, under any modality, for business alien to the corporate interests.

Article 57 – The provision of Article 44 of this Bylaws does not apply to the Current Controlling Shareholders and their successors, applying exclusively to those investors that acquire shares and become shareholders of the Company after the date of effectiveness of adhesion and listing of the Company in the Novo Mercado.

Sole Paragraph – For purposes of clarity, the rights provided in the head provision of this Article shall not be transferred in any hypothesis to acquiring third parties of the shares issued by the Company held by the Current Shareholders or their successors.

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